September 9, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	The Stanley Works Form 10-K for the fiscal year ended January 3, 2009, and Form 10-Q’s for the periods ended April 4, 2009 and July 4, 2009 File No. 1-5224
Dear Mr. Decker:
The following is in response to your letter dated August 27, 2009 and comments pertaining to our July 4, 2009 second quarter 10-Q filing. We will expand and revise our disclosures in future filings in response to your comments as discussed below.
FORM 10-Q FOR THE PERIOD ENDED JULY 4, 2009
Item 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
2009 Outlook, page 25
1.	You disclose that projections indicate full year sales unit volume declines are likely to be between 18-20%, steeper than the 13-15% previously expected. In light of this, please tell us if you performed an interim goodwill impairment analysis as of July 4, 2009. If you did not perform an interim goodwill impairment analysis, please tell us how you considered paragraph 28 of SFAS 142 in determining that the analysis was not necessary.
Response:
We considered the guidance in SFAS 142 paragraph 28 in the second quarter of 2009. In light of the decline in sales and the lower projected sales for 2009, we considered the impact on the fair value of our reporting units and concluded an impairment was not more likely than not as of July 4, 2009, and therefore the Company did not prepare a “Step 1” impairment test under paragraph 19 of FAS 142. In this regard, there was not a significant change in the second quarter of 2009 as compared with earlier forecasts with respect to either the fastening systems or convergent security solutions reporting units’ cash flow generating prospects, the two reporting units we discussed in our 2008 Form 10-K critical accounting estimates disclosure. The sales outlook for the current year discussed in our Form 10-Q for the period ended July 4, 2009 was primarily as a result of sales declines in other reporting units whose fair values are significantly above their book values. We evaluated declines in projected sales and cash flows for these other reporting units in the context of our sensitivity analysis (the significant assumptions of which we have provided to the SEC Staff in our prior comment letter response and will disclose in our future filings), and concluded they did not change our aggregate estimates of near-term growth over the next five years and perpetual growth thereafter to an extent that it would become more likely than not that an impairment exists. Additionally, while the full year 2009 sales unit volume outlook worsened from a decline of 13-15% to 18-20%, as discussed in the first and second quarter 2009 Form 10-Q filings, respectively, the full year 2009 diluted earnings per share and cash flow outlook was in a consistent range with the first quarter due to restructuring and other cost actions taken among other factors.
Other Matters, page 32
2.	We note your disclosure that there have been no significant changes in your critical accounting estimates during the second quarter of 2009. Given the significant expanded disclosures you have proposed to make to your critical accounting policy regarding goodwill and intangible assets, we believe you should include this disclosure in your next Form 10-Q rather than wait until you file your Form 10-K. As such, please confirm that you will disclose your enhanced critical accounting policy for goodwill and intangible assets in your next Form 10-Q.
Response:
We confirm that we will make the enhanced critical accounting estimate disclosures detailed in our August 7, 2009 response to the SEC Staff’s comments for goodwill and intangible assets in our next Form 10-Q filing for the period ending October 3, 2009, updated as appropriate for changes in facts and circumstances.
Item 4 — Controls and Procedures, page 33
3.	We note that you define disclosure controls and procedures as those controls and procedures “that are effective in timely alerting [you] to material information relating to the Company {including its consolidated subsidiaries} required to be included in its periodic Securities and Exchange Commission filings”. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). As we previously noted in our May 27, 2009 comment letter regarding the disclosure contained in your January 3, 2009 Form 10-K, please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. This revision should be included in your future annual and interim filings.
Response:
We made revisions to Item 4 in our second quarter 2009 Form 10-Q disclosure in response to the related comment number 7 from the SEC Staff in the May 27, 2009 letter. Consistent with our previous response to that letter we intended to simply conclude the disclosure controls and procedures were effective. We will delete the portion of the disclosure that is not appropriate as indicated below in future Annual Reports on Form 10-K (Item 9A — Controls and Procedures) and Quarterly Reports on Form 10-Q (Item 4 — Controls and Procedures):
“Under the supervision and with the participation of management, including the Company’s Chairman and Chief Executive Officer and its Vice President and Chief Financial Officer, the Company has, pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, as of the end of the period covered by this Annual Report, the Company’s Chairman and Chief Executive Officer and its Vice President and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.” ~~in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in its periodic Securities and Exchange Commission filings~~.
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     We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, please feel free to contact me or Jocelyn Belisle, Chief Accounting Officer, at (860) 827-3858 or (860) 827-3969, respectively.
Sincerely,
/s/ Donald Allan, Jr.
Donald Allan, Jr.
Vice President and Chief Financial Officer

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